Filed by Eaton Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: October 16, 2012

Eaton Corporation Corporate Communications Eaton Center Cleveland, OH 44114 tel: (216) 523-4736 garydklasen@eaton.com

Date	October 16, 2012
For Release	Immediately
Contact	Gary Klasen, media relations, (216) 523-4736 Don Bullock, investor relations, (216) 523-5127

Three Leading Independent Advisory Firms Recommend Shareholders Vote FOR Eaton’s Proposed Acquisition of Cooper

Shareholder Meeting Friday October 26, 2012

CLEVELAND ... Diversified industrial manufacturer Eaton Corporation (NYSE:ETN) today announced that all three leading independent proxy advisory firms— Institutional Shareholder Services (ISS), Glass Lewis and Egan-Jones— have recommended that Eaton Corporation shareholders vote in favor of adopting the transaction agreement in which Eaton will acquire Cooper Industries plc (NYSE: CBE) through the formation of a new holding company incorporated in Ireland, which will be renamed Eaton Corporation plc.

In recommending that the transaction be approved, ISS noted, “Given the sound strategic rationale and positive market reaction through the date of this analysis, a vote FOR the merger is warranted.”

“We are pleased that all three proxy advisory firms have acknowledged the merits of the transaction and have recommended that shareholders vote to approve the transaction agreement,” said Alexander M. Cutler, Eaton chairman and chief executive officer.

Eaton Corporation would like to remind shareholders to vote on the transaction agreement. It is the subject of a special meeting of Eaton Corporation shareholders in Eaton Center, located at 1111 Superior Avenue, Cleveland, Ohio on Friday, October 26, 2012 at 3 p.m. local time. Eaton Corporation shareholders of record at the close of business on September 13, 2012, whether or not they attend the meeting, are entitled and urged to vote at this special meeting.

Eaton Corporation shareholders may vote their shares by completing, signing, dating and returning the proxy card; using the toll - free telephone number shown on the proxy card; or using the internet website shown on the proxy card. Shareholders that hold Eaton Corporation common stock through a bank or broker should follow the voting instructions provided by their bank or broker.

Eaton Corporation shareholders who have questions about the transaction or other matters to be voted on at the special meeting, or would like additional copies of the proxy statement/prospectus or additional proxy cards, may contact Eaton Corporation’s proxy solicitors, The Proxy Advisory Group, LLC: 888.55.PROXY or Mackenzie Partners: (800) 322-2885.

Eaton Corporation is a diversified power management company with more than 100 years of experience providing energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power. With 2011 sales of $16.0 billion, Eaton is a global technology leader in electrical components, systems and services for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 73,000 employees and sells products to customers in more than 150 countries. For more information, visit www.eaton.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been and Will be Filed with the SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper have commenced sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

(1)	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Corporation plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Corporation plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,”

“plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

Statement Required by the Takeover Rules

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1 percent or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

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